UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In April 2009 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				972,112,654		63.3324	31.6662
Non-Voting Shares				31,789,839		2.0710	1.0355
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Banco Bradesco S.A.	Transference by loan	16-Apr	11,000,000
Non-Voting Shares		Total		11,000,000
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				972,112,654		63.3324	31.6662
Non-Voting Shares				42,789,839		2.7877	1.3938

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In April 2009 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,406,209		0.6779	0.3389
Non-Voting Shares				14,807,158		0.9646	0.4823
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	7-Apr	1,955	20.55	R$ 40,175.25
Common Shares		Buy	7-Apr	3,000	20.60	R$ 61,800.00
Common Shares		Buy	15-Apr	28	20.70	R$ 579.60
Common Shares		Buy	16-Apr	900	21.55	R$ 19,395.00
Common Shares		Total		5,883		R$ 121,949.85
Non-Voting Shares		Buy	7-Apr	3,266	25.18	R$ 82,237.88
Non-Voting Shares		Buy	7-Apr	505	25.19	R$ 12,720.95
Non-Voting Shares		Buy	7-Apr	2,900	25.21	R$ 73,109.00
Non-Voting Shares		Buy	7-Apr	5,000	25.13	R$ 125,650.00
Non-Voting Shares		Buy	7-Apr	300	25.15	R$ 7,545.00
Non-Voting Shares		Buy	7-Apr	2,200	25.17	R$ 55,374.00
Non-Voting Shares		Buy	15-Apr	20	25.28	R$ 505.60
Non-Voting Shares		Total		14,191		R$ 357,142.43
Non-Voting Shares		Sell	16-Apr	65	26.00	R$ 1,690.00
Non-Voting Shares		Sell	16-Apr	700	26.03	R$ 18,221.00
Non-Voting Shares		Total		765		R$ 19,911.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,774,392		0.7019	0.3509
Non-Voting Shares				15,034,274		0.9794	0.4897

Note:
New members who belong to the Board of Directors Luiz Carlos Trabuco Cappi Carlos Alberto Rodrigues Guilherme Hebe Aparecida Mostasso Guilherme (Wife of Mr. Carlos Alberto Rodrigues Guilherme)

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				4		0.0416	0.0416
Non-Voting Shares				0		0.0000	0.0000
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Transference	22-Apr	2
Common Shares		Total		2
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				6		0.0624	0.0624
Non-Voting Shares				0		0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In April 2009 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company:Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of shares	Total
Common Shares				971,607		0.0632	0.0316
Non-Voting Shares				2,240,288		0.1459	0.0729
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	1-Apr	1,000	19.50	R$ 19,500.00
Common Shares		Buy	2-Apr	30	20.35	R$ 610.50
Common Shares		Buy	2-Apr	3,600	20.30	R$ 73,080.00
Common Shares		Buy	2-Apr	5,000	20.33	R$ 101,650.00
Common Shares		Buy	2-Apr	2,000	20.40	R$ 40,800.00
Common Shares		Buy	3-Apr	38,616	20.00	R$ 772,320.00
Common Shares		Buy	3-Apr	669	20.05	R$ 13,413.45
Common Shares		Buy	3-Apr	35	20.10	R$ 703.50
Common Shares		Buy	3-Apr	4,700	20.19	R$ 94,893.00
Common Shares		Buy	6-Apr	71	20.20	R$ 1,434.20
Common Shares		Buy	8-Apr	37	20.70	R$ 765.90
Common Shares		Buy	8-Apr	200	20.60	R$ 4,120.00
Common Shares		Buy	9-Apr	43	21.25	R$ 913.75
Common Shares		Buy	13-Apr	32	21.74	R$ 695.68
Common Shares		Buy	13-Apr	28	21.70	R$ 607.60
Common Shares		Buy	14-Apr	30	21.40	R$ 642.00
Common Shares		Buy	14-Apr	36	21.00	R$ 756.00
Common Shares		Buy	14-Apr	250	21.02	R$ 5,255.00
Common Shares		Buy	14-Apr	1,300	21.04	R$ 27,352.00
Common Shares		Buy	15-Apr	9,000	20.56	R$ 185,040.00
Common Shares		Buy	15-Apr	10,000	20.70	R$ 207,000.00
Common Shares		Buy	15-Apr	10,100	20.71	R$ 209,171.00
Common Shares		Buy	16-Apr	1,500	21.05	R$ 31,575.00
Common Shares		Buy	16-Apr	4,100	21.10	R$ 86,510.00
Common Shares		Buy	16-Apr	1,000	21.11	R$ 21,110.00
Common Shares		Buy	16-Apr	1,200	21.12	R$ 25,344.00
Common Shares		Buy	16-Apr	10,000	21.15	R$ 211,500.00
Common Shares		Buy	16-Apr	10,000	21.19	R$ 211,900.00
Common Shares		Buy	16-Apr	10,000	21.21	R$ 212,100.00
Common Shares		Buy	16-Apr	13,000	21.25	R$ 276,250.00
Common Shares		Buy	16-Apr	14	21.10	R$ 295.40
Common Shares		Buy	16-Apr	32	21.68	R$ 693.76
Common Shares		Buy	16-Apr	18,000	21.20	R$ 381,600.00
Common Shares		Buy	16-Apr	39	21.54	R$ 840.06
Common Shares		Buy	16-Apr	2	21.60	R$ 43.20
Common Shares		Buy	16-Apr	13	21.67	R$ 281.71
Common Shares		Buy	16-Apr	100	21.53	R$ 2,153.00
Common Shares		Buy	16-Apr	600	21.55	R$ 12,930.00
Common Shares		Buy	16-Apr	34	21.10	R$ 717.40
Common Shares		Buy	16-Apr	12	21.25	R$ 255.00
Common Shares		Buy	17-Apr	30	21.50	R$ 645.00
Common Shares		Buy	17-Apr	10	21.60	R$ 216.00
Common Shares		Buy	17-Apr	2,000	21.40	R$ 42,800.00
Common Shares		Buy	17-Apr	100	21.44	R$ 2,144.00
Common Shares		Buy	17-Apr	1,600	21.45	R$ 34,320.00
Common Shares		Buy	17-Apr	500	21.50	R$ 10,750.00
Common Shares		Buy	17-Apr	3,300	21.52	R$ 71,016.00
Common Shares		Total		163,963		R$ 3,398,713.11
Non-Voting Shares		Buy	1-Apr	49	23.38	R$ 1,145.62
Non-Voting Shares		Buy	1-Apr	12	23.35	R$ 280.20
Non-Voting Shares		Buy	1-Apr	5	23.37	R$ 116.85
Non-Voting Shares		Buy	1-Apr	23	23.39	R$ 537.97
Non-Voting Shares		Buy	1-Apr	1	23.40	R$ 23.40
Non-Voting Shares		Buy	1-Apr	20	23.25	R$ 465.00
Non-Voting Shares		Buy	6-Apr	27	24.85	R$ 670.95
Non-Voting Shares		Buy	6-Apr	200	24.86	R$ 4,972.00
Non-Voting Shares		Buy	9-Apr	6	25.97	R$ 155.82
Non-Voting Shares		Buy	9-Apr	45	25.97	R$ 1,168.65
Non-Voting Shares		Buy	13-Apr	2	26.31	R$ 52.62
Non-Voting Shares		Buy	13-Apr	35	26.35	R$ 922.25
Non-Voting Shares		Buy	13-Apr	15	26.48	R$ 397.20
Non-Voting Shares		Buy	14-Apr	10	26.10	R$ 261.00
Non-Voting Shares		Buy	14-Apr	72	25.84	R$ 1,860.48
Non-Voting Shares		Buy	14-Apr	7	25.72	R$ 180.04
Non-Voting Shares		Buy	16-Apr	22	25.82	R$ 568.04
Non-Voting Shares		Buy	16-Apr	42	26.28	R$ 1,103.76
Non-Voting Shares		Buy	16-Apr	2	25.86	R$ 51.72
Non-Voting Shares		Buy	16-Apr	41	25.96	R$ 1,064.36
Non-Voting Shares		Buy	16-Apr	20	26.30	R$ 526.00
Non-Voting Shares		Buy	16-Apr	700	26.27	R$ 18,389.00
Non-Voting Shares		Buy	17-Apr	7	26.40	R$ 184.80
Non-Voting Shares		Buy	17-Apr	46	26.19	R$ 1,204.74
Non-Voting Shares		Total		1,409		R$ 36,302.47
Non-Voting Shares		Sell	1-Apr	800	23.60	R$ 18,880.00
Non-Voting Shares		Sell	2-Apr	2,000	24.60	R$ 49,200.00
Non-Voting Shares		Sell	2-Apr	1,000	24.62	R$ 24,620.00
Non-Voting Shares		Sell	2-Apr	3,000	24.74	R$ 74,220.00
Non-Voting Shares		Sell	2-Apr	1,100	24.75	R$ 27,225.00
Non-Voting Shares		Sell	2-Apr	1,700	24.80	R$ 42,160.00
Non-Voting Shares		Sell	3-Apr	50	24.34	R$ 1,217.00
Non-Voting Shares		Sell	3-Apr	500	24.39	R$ 12,195.00
Non-Voting Shares		Sell	3-Apr	3,900	24.61	R$ 95,979.00
Non-Voting Shares		Sell	3-Apr	24,900	24.61	R$ 612,789.00
Non-Voting Shares		Sell	3-Apr	6,400	24.63	R$ 157,632.00
Non-Voting Shares		Sell	3-Apr	17	24.56	R$ 417.52
Non-Voting Shares		Sell	14-Apr	1,300	25.86	R$ 33,618.00
Non-Voting Shares		Sell	15-Apr	72	25.12	R$ 1,808.64
Non-Voting Shares		Sell	15-Apr	37	25.36	R$ 938.32
Non-Voting Shares		Sell	15-Apr	8,188	25.28	R$ 206,992.64
Non-Voting Shares		Sell	15-Apr	5,100	25.12	R$ 128,112.00
Non-Voting Shares		Sell	15-Apr	1,800	25.13	R$ 45,234.00
Non-Voting Shares		Sell	15-Apr	400	25.14	R$ 10,056.00
Non-Voting Shares		Sell	15-Apr	3,200	25.39	R$ 81,248.00
Non-Voting Shares		Sell	15-Apr	5,000	25.40	R$ 127,000.00
Non-Voting Shares		Sell	16-Apr	4,280	25.81	R$ 110,466.80
Non-Voting Shares		Sell	16-Apr	223	25.82	R$ 5,757.86
Non-Voting Shares		Sell	16-Apr	87	25.85	R$ 2,248.95
Non-Voting Shares		Sell	16-Apr	1,440	25.90	R$ 37,296.00
Non-Voting Shares		Sell	16-Apr	8,170	25.97	R$ 212,174.90
Non-Voting Shares		Sell	16-Apr	400	25.80	R$ 10,320.00
Non-Voting Shares		Sell	16-Apr	17,636	26.04	R$ 459,241.44
Non-Voting Shares		Sell	16-Apr	4,500	25.91	R$ 116,595.00
Non-Voting Shares		Sell	16-Apr	2,000	25.92	R$ 51,840.00
Non-Voting Shares		Sell	16-Apr	1,200	25.94	R$ 31,128.00
Non-Voting Shares		Sell	16-Apr	400	25.95	R$ 10,380.00
Non-Voting Shares		Sell	16-Apr	1,100	26.06	R$ 28,666.00
Non-Voting Shares		Sell	16-Apr	11,700	26.00	R$ 304,200.00
Non-Voting Shares		Sell	16-Apr	2,800	26.01	R$ 72,828.00
Non-Voting Shares		Sell	16-Apr	200	26.02	R$ 5,204.00
Non-Voting Shares		Sell	17-Apr	1,636	26.15	R$ 42,781.40
Non-Voting Shares		Sell	17-Apr	1,388	26.24	R$ 36,421.12
Non-Voting Shares		Sell	17-Apr	73	26.26	R$ 1,916.98
Non-Voting Shares		Sell	17-Apr	1,517	26.27	R$ 39,851.59
Non-Voting Shares		Sell	17-Apr	53	26.30	R$ 1,393.90
Non-Voting Shares		Sell	17-Apr	1,500	26.36	R$ 39,540.00
Non-Voting Shares		Total		132,767		R$ 3,371,794.06
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				773,270		0.0503	0.0251
Non-Voting Shares				1,895,240		0.1234	0.0617

Note:
Members that left the Board of Executive Officers Luiz Carlos Trabuco Cappi Carlos Alberto Rodrigues Guilherme Hebe Aparecida Mostasso Guilherme (Wife of Mr. Carlos Alberto Rodrigues Guilherme)

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In April 2009 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				7,752		0.0005	0.0002
Non-Voting Shares				107,379		0.0069	0.0034
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	28-Apr	23	21.16	R$ 486.68
Common Shares		Total		23		R$ 486.68
Non-Voting Shares	BES Securities do Brasil S.A. C.C.V.M.	Buy	13-Apr	18	26.31	R$ 473.58
Non-Voting Shares		Buy	13-Apr	100	26.30	R$ 2,630.00
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Buy	28-Apr	10	25.55	R$ 255.50
Non-Voting Shares		Buy	28-Apr	20	25.60	R$ 512.00
Non-Voting Shares		Total		148		R$ 3,871.08
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				8,252		0.0005	0.0002
Non-Voting Shares				150,810		0.0098	0.0049

Note:
New member who belong to the Audit Committee Jorge Tadeu Pinto de Figueiredo Daniela Góis de Figueiredo (Daughter of Mr. Jorge Tadeu Pinto de Figueiredo)

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In April 2009 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			36	0.0000	0.0000
Non-Voting Shares			4,774	0.0003	0.0001
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			36	0.0000	0.0000
Non-Voting Shares			4,774	0.0003	0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.